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Exhibit 12.1

Kosmos Energy Ltd.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

		Years Ended December 31,
	Three Months Ended March 31, 2015
		2014	2013	2012	2011	2010
EARNINGS:
Add:
Income (loss) before income taxes	$(53,210)	$578,268	$75,954	$34,156	$99,043	$(322,780)
Fixed charges	35,579	95,966	75,028	89,592	98,021	107,868
Amortization of capitalized interest	2,008	7,601	5,990	3,677	2,240	179
Less:
Capitalized interest	(8,840)	(20,577)	(13,074)	(10,302)	(4,164)	(9,848)

Earnings as defined	$(24,463)	$661,258	$143,898	$117,123	$195,140	$(224,581)

FIXED CHARGES:
Interest Expense	$17,149	$53,208	$49,885	$62,509	$65,749	$59,582
Capitalized interest	8,840	20,577	13,074	10,302	4,164	9,848
Amortization—deferred financing costs	2,610	10,548	11,054	8,984	16,193	28,827
Interest component of rent expense(1)	6,980	11,633	1,015	7,797	11,915	9,611

Fixed Charges as defined	$35,579	$95,966	$75,028	$89,592	$98,021	$107,868

RATIO OF EARNINGS TO FIXED CHARGES(2)	N/A	6.9x	1.9x	1.3x	2.0x	N/A

(1)
Represents the portion of rental expense that we believe to be representative of interest expense.

(2)
Earnings were inadequate to cover fixed charges by $60.0 million for the three months ended March 31, 2015 and $332.4 million for the year ended December 31, 2010.

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  Exhibit 12.1
Kosmos Energy Ltd. Computation of Ratio of Earnings to Fixed Charges (In thousands, except ratios)